EXHIBIT 99.1

Cronos Group Inc. to Hold Second Quarter 2018 Earnings Conference Call

TORONTO, July 17, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), a geographically diversified and vertically integrated cannabis group, will announce its financial results and hold its Second Quarter 2018 Earnings Conference Call on Tuesday, August 14, 2018 at 8:30 a.m. EDT. Senior management will be available for questions from the investment community after prepared remarks.

A live audio webcast of the earnings call will be available on the Company's website at https://thecronosgroup.com/investor-relations. Participants may also listen via telephone by dialing 647-427-7450 if calling from Canada, or 1-888-231-8191 if dialing from outside Canada. The call will be archived on the Company's website for replay.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms including in Germany, Israel and Australia. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/17/c3936.html

%SEDAR: 00035844E

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 12:00e 17-JUL-18